UNIONBANC INVESTMENT SERVICES, LLC
(A wholly owned subsidiary of MUFG Union Bank, N.A.)

COMPUTATION OF NET CAPITAL
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2017

Total member's equity from statement of financial condition	$133,790,751
Deduct ownership equity not allowable for Net Capital	19,147
Adjusted member's equity from statement of financial condition	133,771,604
NONALLOWABLE ASSETS	
Cash held with Parent	1,138,008
Fees and commissions receivable	1,952,216
Other	2,553,676
Total	5,643,900
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	128,127,704
HAIRCUTS ON SECURITIES	145,722
NET CAPITAL	127,981,982
MINIMUM NET CAPITAL REQUIRED (2% of aggregate debit items or $250,000, if greater)	250,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$127,731,982

The computation for determination of net capital under Rule 15c3-1 as of December 31, 2017, prepared by UnionBanc Investment Services, LLC, in its unaudited amended Form X-17A-5, Part IIA as filed on January 22, 2018, does not materially differ from the above computation, which is based on audited financial statements. Therefore, no reconciliation of the computation is deemed necessary.